UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

MARCUS & MILLICHAP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

566324109

(CUSIP Number)

Alexander Yarmolinsky

Chief Financial Officer

Phoenix Investments Holdings LLC

777 S. California Avenue

Palo Alto, CA 94304

(650) 494-1400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 566324109

1	NAME OF REPORTING PERSONS Phoenix Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,293,662
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,293,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,293,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%*
14	TYPE OF REPORTING PERSON CO

* Based on 38,621,712 shares of common stock outstanding as of August 2, 2018.

CUSIP No. 566324109

1	NAME OF REPORTING PERSONS Ionian Investments Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,293,662
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,293,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,293,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%*
14	TYPE OF REPORTING PERSON CO

* Based on 38,621,712 shares of common stock outstanding as of August 2, 2018.

CUSIP No. 566324109

1	NAME OF REPORTING PERSONS George M. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,021
	8	SHARED VOTING POWER 16,133,921
	9	SOLE DISPOSITIVE POWER 18,021
	10	SHARED DISPOSITIVE POWER 16,133,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,151,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%*
14	TYPE OF REPORTING PERSON IN

* Based on 38,621,712 shares of common stock outstanding as of August 2, 2018.

SCHEDULE 13D

Explanatory Note

This Amendment No. 12 to the statement on Schedule 13D (“Amendment No. 12”) relates to the common stock, par value $0.0001 per share, of Marcus & Millichap, Inc.

George M. Marcus, Ionian Investments Manager LLC, and Phoenix Investments Holdings LLC filed the initial statement on Schedule 13D on November 12, 2013 (the “Initial Statement”) and capitalized terms used in this Amendment No. 12, but not otherwise defined, have the meanings given to them in the Initial Statement. This Amendment No. 12 amends and supplements the disclosure under Items 4 and 6 and amends and restates the disclosures in the cover pages hereto and Items 5 and 7 of Amendment No. 11 to the Initial Statement filed on August 16, 2018 (“Amendment No. 11”).

Item 4.	Purpose of Transaction.

Item 4 of Amendment No. 11 is hereby amended and supplemented by deleting the disclosure under paragraph (j) and adding the following in its place:

“Except as described in this Item 4, Item 6, potential pro rata distributions to Phoenix’s members and potential sales from time to time pursuant to Rule 144 under the Securities Act of 1933 or the previously filed registration statement on Form S-3 (File No. 333-224821), the Reporting Persons do not have, as of the date of this Amendment No. 11, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or to distribute to Phoenix’s members the MMI Common Stock reported as beneficially owned in this Schedule 13D, as amended, (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties), or otherwise; to dispose of all or a portion of their holdings of securities of the Issuer; or to change their intention with respect to any or all of the matters referred to in this Item 4.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of Amendment No. 11 is hereby amended and restated by the following:

“(a)    Based on the Issuer’s Form 10-Q for quarter ended June 30, 2018, 38,621,712 shares of MMI Common Stock were outstanding as of August 2, 2018. As of November 2, 2018, the Reporting Persons beneficially own the following amounts of MMI Common Stock:

(i) George M. Marcus: 16,151,942 shares (41.8%)

(ii) Ionian: 15,293,662 shares (39.6%)

(iii) Phoenix: 15,293,662 shares (39.6%)

Mr. Marcus’ beneficial ownership consists of:

•	18,021 shares of MMI Common Stock held directly by Mr. Marcus,

•

840,259 shares of MMI Common Stock held directly by The George and Judy Marcus Family Foundation II (the “George and Judy Marcus Foundation II”) of which Mr. Marcus is a trustee and has voting and/or investment power with respect to the shares held by the George and Judy Marcus Foundation II, and

•

15,293,662 shares of MMI Common Stock held directly by Phoenix of which Ionian is the sole non-member manager and, as the sole member and manager of Ionian, Mr. Marcus has voting and/or investment power with respect to the shares held by Phoenix.

(b)    The Reporting Persons have the sole power to vote or direct the vote of the following amounts of MMI Common Stock:

(i) George M. Marcus: 18,021 shares

(ii) Ionian: 0 shares

(iii) Phoenix: 0 shares

The Reporting Persons have the sole power to dispose or direct the disposition of the following amounts of MMI Common Stock:

(i) George M. Marcus: 18,021 shares

(ii) Ionian: 0 shares

(iii) Phoenix: 0 shares

The Reporting Persons have the shared power to vote or direct the vote of the following amounts of MMI Common Stock:

(i) George M. Marcus: 16,151,942 shares

(ii) Ionian: 15,293,662 shares

(iii) Phoenix: 15,293,662 shares

As noted above, Mr. Marcus’ shared power to vote or direct the vote consist of (i) 840,259 shares held directly by the George and Judy Marcus Foundation II of which Mr. Marcus, as trustee, may direct the vote, and (ii) 15,293,662 shares held directly by Phoenix of which Mr. Marcus, as the sole member and manager of Ionian, may direct the vote. Ionian, as the sole non-member manager of Phoenix, shares with Phoenix the power to vote the 15,293,662 shares held directly by Phoenix.

The Reporting Persons have the shared power to dispose or direct the disposition of the following amounts of MMI Common Stock:

(i) George M. Marcus: 16,151,942 shares

(ii) Ionian: 15,293,662 shares

(iii) Phoenix: 15,293,662 shares

As noted above, Mr. Marcus’ shared power to dispose or direct the disposition consists of (i) 840,259 shares held directly by the George and Judy Marcus Foundation II of which Mr. Marcus, as trustee, may direct the disposition, and (ii) 15,293,662 shares held directly by Phoenix of which Mr. Marcus, as the sole member and manager of Ionian, may direct the disposition. Ionian, as the sole non-member manager of Phoenix, shares with Phoenix the power to dispose the 15,293,662 shares held directly by Phoenix.

(c)     The Reporting Persons have engaged in transactions in MMI Common Stock in the past 60 days as follows:

On September 4, 2018, Phoenix sold 3,332 shares of MMI Common Stock at an average price of $36.2652 per share pursuant to a Registration Statement under the Securities Act.

On September 5, 2018, Phoenix sold 700 shares of MMI Common Stock at an average price of $36.0052 per share pursuant to a Registration Statement under the Securities Act.

On September 6, 2018, Phoenix sold 2,206 shares of MMI Common Stock at an average price of $35.5507 per share pursuant to a Registration Statement under the Securities Act.

On September 7, 2018, Phoenix sold 4,000 shares of MMI Common Stock at an average price of $35.4359 per share pursuant to a Registration Statement under the Securities Act.

On September 10, 2018, Phoenix sold 30,698 shares of MMI Common Stock at an average price of $35.4136 per share pursuant to a Registration Statement under the Securities Act.

On September 11, 2018, Phoenix sold 30,000 shares of MMI Common Stock at an average price of $35.4627 per share pursuant to a Registration Statement under the Securities Act.

On September 12, 2018, Phoenix sold 8,000 shares of MMI Common Stock at an average price of $35.3995 per share pursuant to a Registration Statement under the Securities Act.

On September 13, 2018, Phoenix sold 14,204 shares of MMI Common Stock at an average price of $35.4644 per share pursuant to a Registration Statement under the Securities Act.

On September 14, 2018, Phoenix sold 8,914 shares of MMI Common Stock at an average price of $35.5122 per share pursuant to a Registration Statement under the Securities Act.

On October 31, 2018, Phoenix sold 50,000 shares of MMI Common Stock at an average price of $34.9475 per share pursuant to Rule 144 of the Securities Act.

On November 1, 2018, Phoenix sold 50,000 shares of MMI Common Stock at an average price of $35.0566 per share pursuant to Rule 144 of the Securities Act.

On November 2, 2018, Phoenix sold 50,000 shares of MMI Common Stock at an average price of $35.1047 per share pursuant to Rule 144 of the Securities Act.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and supplemented as follows:

On September 14, 2018, Phoenix entered into a trading plan (the “Trading Plan”) with Raymond James & Associates, Inc. (“Raymond James”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Under the Trading Plan, Raymond James may make periodic sales of up to an aggregate of 275,000 shares of Common Stock on behalf of Phoenix up to the earlier of the date on which all shares are sold or November 9, 2018, subject to the terms of the Trading Plan. Phoenix makes no commitment in terms of the timing or amount of such transactions, if any, which will depend on market conditions, including the price of the Common Stock, as well as other factors.

Item 7.	Material to be filed as Exhibits.

Item 7 of Amendment No. 11 is hereby amended and restated by the following:

“Exhibit A:	Joint Filing Agreement (filed herewith)”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2018

PHOENIX INVESTMENTS HOLDINGS LLC
by Ionian Investments Manager LLC
Its Non-Member Manager

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

IONIAN INVESTMENTS MANAGER LLC

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

GEORGE M. MARCUS

/s/ George M. Marcus

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Dated: November 5, 2018

PHOENIX INVESTMENTS HOLDINGS LLC
by Ionian Investments Manager LLC
Its Non-Member Manager

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

IONIAN INVESTMENTS MANAGER LLC

/s/ George M. Marcus
GEORGE M. MARCUS, Sole Member and Manager

GEORGE M. MARCUS

/s/ George M. Marcus